UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT of 1934

For the Month of September 2023

333-206723

(Commission File Number)

P.V. NANO CELL LTD.

(Translation of registrant’s name into English)

8 Hamasger Street
Migdal Ha’Emek, 2310102, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

P.V. Nano Cell Ltd. (the “Company”) announces that on September 12, 2023, the Company received a letter from Orly Benizri Solomon, an external director of the Company (within the meaning of the Israeli Companies Law, 1999), announcing her resignation from the Company’s Board of Directors (the “Board”), effective immediately (the “Resignation Letter”). Prior to her resignation, Ms. Benizri Solomon also served as the Chairperson of the Audit Committee and Compensation Committee in her capacity as an external director.

Ms. Benizri Solomon stated in the Resignation Letter that she decided to resign due to matters relating to the Company’s corporate governance, resulting in major governance deficiencies identified by her and other current and former Board members, and that the Chairman of the Board and the Company’s Chief Executive Officer disregarded her allegations.

Subsequent to receipt of the Resignation Letter, on September 14, 2023, the Board convened to discuss the Resignation Letter. During the meeting, the Board noted (among other things) that Ms. Benizri Solomon’s three-year term as an external director is scheduled to expire on December 15, 2023, and that the Board had resolved, in her absence, to recommend to the Company’s shareholders to elect a new external director upon the expiration of Ms. Benizri Solomon’s three-year term, in lieu of nominating Ms. Benizri Solomon for an additional three-year term. The Board strongly rejects the allegations made by Ms. Benizri Solomon in the Resignation Letter because contrary to Ms. Benizri Solomon’s statements, the Company believes it has taken proper actions, based on legal advice, to rectify all corporate governance matters previously raised by Ms. Benizri Solomon, which were primarily as a result of the Company’s difficult financial situation. The Board expressed its strong support in the leadership and conduct of the Company’s Chairman and Chief Executive Officer.

The Company intends to convene a general meeting of shareholders within a short period in order to (among other things) appoint an additional external director to fill the vacancy resulting from Ms. Benizri Solomon’s resignation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2023	P.V. NANO CELL LTD.

	By:	/s/ Avi Magid
		Name:	Avi Magid
		Title:	Chief Executive Officer

2